UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission File Number 333-51854 and 333-179494
For the fiscal years ended December 31, 2012 and 2011

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Kansas City Southern 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kansas City Southern
427 West 12th Street
Kansas City, Missouri 64105-1804

KANSAS CITY SOUTHERN 401 (k) AND PROFIT SHARING PLAN

Page

Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2012 and 2011	3
Notes to Financial Statements	4
Supplemental Schedules:
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2012	12
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions	13
Signatures	14
Exhibit:
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Plan Administrator of
Kansas City Southern 401(k) and Profit Sharing Plan
Kansas City, Missouri

We have audited the accompanying statements of net assets available for benefits of the Kansas City Southern 401(k) and Profit Sharing Plan as of December 31, 2012 and 2011 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Kansas City Southern 401(k) and Profit Sharing Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 and the schedule of delinquent participant contributions for the year ended December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP
Kansas City, Missouri
May 28, 2013

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets:
Investments, at fair value:
Common stock of Kansas City Southern	$41,496,850	$40,805,769
Common stock of Janus Capital Group	2,634,920	2,388,968
Mutual funds	68,288,513	56,407,687
Total investments	112,420,283	99,602,424

Company contributions receivable	141,801	121,791
Investment trades receivable	147,627	—
Total assets	112,709,711	99,724,215

Liabilities:
Excess contributions due to participants	56,149	38,647
Total liabilities	56,149	38,647
Net assets available for benefits	$112,653,562	$99,685,568
See accompanying notes to financial statements.

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2012 and 2011

	2012	2011
Additions:
Investment income in Master Trust:
Interest and dividends	$—	$1,055,006
Net appreciation in fair value of investments	—	3,398,803
Total investment income in Master Trust	—	4,453,809
Investment income:
Interest and dividends	1,962,292	—
Net appreciation in fair value of investments	14,809,717	—
Total	16,772,009	—
Total investment income	16,772,009	4,453,809
Contributions:
Participant	4,261,885	4,260,620
Company	2,381,349	2,018,713
Total contributions	6,643,234	6,279,333
Total additions	23,415,243	10,733,142

Deductions:
Fees and expenses	(92,036)	(74,743)
Benefits paid	(10,355,213)	(9,987,613)
Total deductions	(10,447,249)	(10,062,356)
Increase in net assets available for benefits before transfers into Plan	12,967,994	670,786
Transfers into Plan	—	39,228,186
Net assets available for benefits:
Beginning of year	99,685,568	59,786,596
End of year	$112,653,562	$99,685,568

See accompanying notes to financial statements.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(1)	Description of the Plan
The following description of the Kansas City Southern 401(k) and Profit Sharing Plan (the “Plan”) is provided for general informational purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

(a)	General
The Plan is a participant-directed, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Through December 30, 2011, the Plan included three separate benefit components: (1) provisions applicable to participants who are not members of a collective bargaining unit and who are employees of Kansas City Southern (KCS) or any other affiliated employer who, with written consent of KCS, adopts the Plan (the “KCS Participant”); (2) provisions applicable to participants who are full-time employees of The Kansas City Southern Railway Company (the “Company”) who are members of one of the following collective bargaining units with the former Midsouth Rail Corporation (the “Midsouth Rail Union Participant”): Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railway Carmen, Brotherhood of Railroad Signalmen, International Association of Machinists and Aerospace Workers, International Brotherhood of Electrical Workers, or United Transportation Union (collectively the “Midsouth Collective Bargaining Units”); and (3) provisions applicable to participants who are full-time employees of the Company who are members of one of the following collective bargaining units (the “Railway Union Participant”): American Train Dispatchers Association, Brotherhood of Railway Carmen-Division of Transportation Communications International Union, Brotherhood of Railroad Signalmen, The American Railway and Airway Supervisors Association-Division of Transportation Communications International Union, Transportation Communications International Union Clerks, or National Conference of Firemen & Oilers (collectively the “Railway Collective Bargaining Units”).
Effective December 30, 2011, the Gateway Western Railway Union 401(k) Plan and Kansas City Southern Employee Stock Ownership Plan were merged and net assets of $3,218,915 and $36,009,271, respectively, were transferred into the Plan. As a result of the merger, these individual plans ceased to exist and became components of the Plan.
All participants under the Plan are eligible to participate in the Plan beginning on the first day of each calendar month coincident with or immediately following the first day of employment. An employee classified as a seasonal employee or a temporary employee is allowed to participate in the Plan as a KCS Participant beginning on the first day of each calendar month coincident with or immediately following the date the participant has completed one year of service and a minimum of 1,000 hours of service.
A Midsouth Rail Union Participant who ends his or her membership in any of the Midsouth Collective Bargaining Units is no longer eligible to make elective deferrals or receive Company matching contributions. However, while still employed by the Company, such participant will continue to receive credit for vesting under the provisions of the Plan. Upon rejoining any of the Midsouth Collective Bargaining Units, such participant is then immediately eligible to participate in all future Company contributions, as set forth in the Plan.
A Railway Union Participant who ends his or her membership in any of the Railway Collective Bargaining Units is no longer eligible to make elective deferrals under the Plan but will remain vested in their elective contributions under the Plan.
The Gateway component covers certain union employees of the Company, generally located from Kansas City to East St. Louis, who are members in a craft represented by one of the following organizations (the "Gateway Union Participants"): Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railroad Signalmen, International Brotherhood of Electrical Workers, International Association of Machinists and Aerospace Workers. A Gateway Union Participant who ends his or her membership in any of the

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

above collective bargaining units is no longer eligible to make elective deferrals or receive Company matching contributions under the Plan but will continue to be vested under the Plan.
The former Kansas City Southern Employee Stock Ownership Plan (the "KCS ESOP") was established as an employee stock ownership plan designed to be invested primarily in employer securities, which included the common stock of Kansas City Southern. At the date of the merger, all participants were fully vested in their accounts. Following the merger of the KCS ESOP accounts into the Plan on December 30, 2011, participants have the right to direct the investment of their KCS ESOP accounts in the same manner as all other Plan accounts. In addition, participants may elect distributions up to 100% of the value of their KCS ESOP account, beginning with the plan year immediately following the year in which the participant reaches age 55 and completes at least 10 years of participation in the Plan, including years of participation in the KCS ESOP.
Effective June 1, 2012, the Plan was amended and restated in its entirety to designate the accounts under the Plan which are invested in KCS common stock as comprising an employee stock ownership plan. The accounts under the Plan invested in assets other than KCS common stock continue to constitute a profit sharing plan.
Also effective June 1, 2012, the Plan was amended to give participants the opportunity to elect to receive immediate payment of any dividends relating to the shares of KCS common stock credited to their Plan accounts. If a participant fails to elect to receive payment of his or her KCS common stock dividends by the deadline established by the plan administrator, such dividends will be credited to a separate KCS dividend account under the Plan and invested in shares of KCS common stock, until such time the participant makes a different investment election. A participant's KCS dividend account is 100% vested at all times.
In addition, on May 31, 2012, the Plan was amended to allow participants to designate their own elective contributions as either pre-tax contributions or Roth contributions effective July 1, 2012.

(b)	Plan Administration
The Plan is administered by the Advisory Committee which is appointed by the Compensation and Organization Committee of KCS's Board of Directors. Fidelity Management Trust Company (the “Trustee”) is responsible for the custody and management of the Plan's assets. Prior to December 30, 2011, the plans investments were held in the Kansas City Southern Master Trust (the “Master Trust”), which included the investment assets of the Kansas City Southern 401(k) and Profit Sharing Plan, the Gateway Western Railway Union 401(k) Plan and the Kansas City Southern Employee Stock Ownership Plan. Effective December 30, 2011, the investment assets of the Gateway Western Railway Union 401(k) Plan and KCS ESOP were merged into the Plan. Following the merger, the Master Trust was amended to reflect that the Plan's assets are held under a single plan and the Master Trust ceased to exist.

(c)	Contributions
Each year, participants may contribute a portion of their annual eligible compensation, as defined in the Plan document, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). The Company will contribute for each KCS Participant a matching contribution equal to 100% of each participant's contribution up to 5% of the participant's eligible compensation. The Company may also make discretionary profit sharing contributions to participants who have completed a minimum of 1,000 hours of service during the plan year; however, there were no such contributions made during 2012 or 2011. The Company matches 100% of the first $500 of the Midsouth Rail Union Participant salary deferral contributions. The Company does not match Railway Union Participant contributions. Subject to the terms of the applicable collective bargaining agreements, the Company matches 50% of the Gateway Union Participant contributions, up to 6% of annual eligible compensation. Upon enrollment in the Plan, participants may direct their contributions and any Company matching contributions where applicable into any of the various funds offered by the Plan which includes the Kansas City Southern (NYSE:KSU) common stock as an investment option.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(d)	Vesting
All participants under the Plan are always fully vested in their own contributions plus actual earnings thereon. KCS Participant Company contributions vest according to the following schedule:

Years of Service	Percent Vested
2	20%
3	40
4	60
5 or more	100

Midsouth Rail Union Participant Company contributions vest according to the following schedule:

Years of Service	Percent Vested
1	20%
2	40
3	60
4	80
5	100
Gateway Union Participants are immediately vested in their contributions and Company matching contributions, plus actual Plan earnings thereon.
In the event of termination of the Plan or upon a change of control of the Company (as defined by the Plan agreement), all participants shall become fully vested.

(e)	Payment of Benefits
Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant's normal retirement age is 65. The Plan also provides for distribution at age 59 1/2. Balances not exceeding $1,000 will be paid as soon as administratively practicable following the participant's separation from services. Balances exceeding $1,000 will be paid upon the distribution date elected by the participant, but in no event will payment commence later than April 1 of the calendar year following the later of the year in which the participant attains age 70 1/2 or the year of the participant's separation from service. On retirement, death, disability, or termination of service, a participant (or participant's beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant's vested account balance, or, if the participants vested account balance exceeds $5,000, in installments over a fixed period of time, not to exceed the life expectancy of the participant or the participant's beneficiary. In addition, hardship distributions are permitted if certain criteria are met.

(f)	Participant Accounts
Each participant's account is credited with the participant's contribution, Company matching contribution where applicable, and an allocation of Plan earnings, net of investment expenses. Allocations are based on participant earnings or account balances, as set forth in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(g)	Administrative Expenses
Investment and recordkeeping expenses are generally paid by the Plan as long as Plan assets are sufficient to provide for such expenses. The Company may choose to pay some or all of the administrative expenses incurred by the Plan.

(h)	Voting Rights
Each participant is entitled to exercise voting rights attributable to the KCS common stock shares allocated to his or her accounts and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not vote, the Trustee will vote participants' shares in the same proportion as the shares for which the Trustee has received instructions.

(i)	Forfeitures
Nonvested amounts forfeited by KCS Participants and Midsouth Rail Union Participants may be used to reduce the Company's contribution. Allocated forfeitures were $13,824 and $207,147 for the years ended December 31, 2012 and 2011, respectively. Outstanding forfeitures at December 31, 2012 and 2011 were $135,534 and $12,545, respectively.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.

(b)	Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(c)	Income Recognition
Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Investment Valuation
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis.
Unsettled security transactions at year end are reflected in the financial statements as investment trades payable or receivable.

(e)	Net Appreciation (Depreciation) in Fair Value of Investments
Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments. Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

(f)	Payment of Benefits
Benefit payments are recorded when paid.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(3)	Plan Interest in Master Trust
Prior to December 30, 2011, the Plan's assets were held in a Master Trust. The Master Trust held the assets of the Kansas City Southern 401(k) and Profit Sharing Plan, Kansas City Southern Employee Stock Ownership Plan and the Gateway Western Railway Union 401(k) Plan (collectively, the “Plans”). The Plans' record keeper maintained supporting records for the purpose of allocating net assets and net gains or losses of the investments to each of the Plans and to each participant's account. The net investment income or loss of the investment assets was allocated by the record keeper to each Plan and to each participant's account based on the investment held in-participant directed account balances.
Effective December 30, 2011, the investment assets of the Gateway Western Railway Union 401(k) Plan and Kansas City Southern Employee Stock Ownership Plan were merged into the Plan. Following the merger, the Master Trust was amended to reflect that the Plan's assets were held under a single plan and the Master Trust ceased to exist.
Investment income of the Master Trust for the period January 1, 2011 through December 30, 2011 consisted of the following:

Investment income
Interest and dividends	$1,370,573

Net appreciation (depreciation) in fair value of investments
Kansas City Southern common stock	14,019,950
Janus Capital Group Income common stock	(2,650,759)
Mutual funds	(2,099,547)
Total net investment appreciation	9,269,644
Net investment income	$10,640,217

Net investment income (loss) from Master Trust - by Plan
Kansas City Southern 401(k) and Profit Sharing Plan	$4,453,809
Gateway Western Railway Union 401(k) Plan	(19,184)
Kansas City Southern Employee Stock Ownership Plan	6,205,592
$10,640,217

(4)	Investments
The following investments represent 5% or more of the Plan's net assets:

	2012	2011
Kansas City Southern common stock, 497,048 and 599,956 shares, respectively	$41,496,850	$40,805,769
Vanguard Prime Money Market, 12,221,342 and 9,905,202 shares, respectively	12,221,342	9,905,202
Fidelity Freedom 2025, 477,334 and 419,388 shares, respectively	5,704,143	4,533,582

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

During 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Kansas City Southern common stock	$8,974,624
Janus Capital Group Income common stock	800,828
Mutual funds:
Value	493,455
Blend	353,441
Growth	953,280
Balanced	72,025
International	550,969
Real Estate	117,069
Target Date	2,354,889
Bond Fund - Intermediate	139,137
Total net investment appreciation	$14,809,717

The Plan's investments were held in a Master Trust through December 30, 2011. See Note 3 for further information.

(5)	Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan determines the fair values of its financial instruments based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy is broken down into three levels based upon the observability of inputs. Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.
The following is a description of the valuation methodologies used for assets measured at fair value.
Common stocks: valued at the closing market prices reported on the active market on which the individual securities are traded.
Mutual funds: valued at quoted market prices, which represents the net asset value of the securities held in such funds.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Plan assets measured at fair value as of December 31, 2012:

	Fair Value Measurements			Assets at Fair Value
	Level 1	Level 2	Level 3
Common stock of Kansas City Southern	$41,496,850	$—	$—	$41,496,850
Common stock of Janus Capital Group	2,634,920	—	—	2,634,920
Mutual funds:
Value	5,183,074	—	—	5,183,074
Blend	2,773,823	—	—	2,773,823
Growth	7,696,758	—	—	7,696,758
Balanced	1,266,002	—	—	1,266,002
International	3,628,004	—	—	3,628,004
Real Estate	1,462,290	—	—	1,462,290
Target Date	28,807,452	—	—	28,807,452
Money Market Fund	12,221,342	—	—	12,221,342
Bond Fund - Intermediate	5,249,768	—	—	5,249,768
	$112,420,283	$—	$—	$112,420,283

Plan assets measured at fair value as of December 31, 2011:

	Fair Value Measurements			Assets at Fair Value
	Level 1	Level 2	Level 3
Common stock of Kansas City Southern	$40,805,769	$—	$—	$40,805,769
Common stock of Janus Capital Group	2,388,968	—	—	2,388,968
Mutual funds:				—
Value	4,572,204	—	—	4,572,204
Blend	2,308,650	—	—	2,308,650
Growth	6,446,720	—	—	6,446,720
Balanced	1,254,346	—	—	1,254,346
International	3,185,000	—	—	3,185,000
Real Estate	925,866	—	—	925,866
Target Date	23,532,533	—	—	23,532,533
Money Market Fund	9,905,202	—	—	9,905,202
Bond Fund - Intermediate	4,277,166	—	—	4,277,166
	$99,602,424	$—	$—	$99,602,424

KANSAS CITY SOUTHERN 401(k) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(6)	Portfolio Risk
The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(7)	Tax Status
The Plan received a favorable determination letter from the Internal Revenue Service, dated September 17, 2010, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from tax under Section 501(a) of the Code. The determination letter is applicable for amendments executed through August 7, 2009. The tax determination letter has not been updated for the latest Plan amendments occurring after August 7, 2009. However, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2012 and 2011. Therefore, no provision for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for tax years prior to 2009.

(8)	Related Party Transactions
Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the trustee of the Plan, and certain investments held in the Trust are shares of KCS common stock. These transactions are considered party-in-interest transactions. At December 31, 2012 and 2011, the fair value of Kansas City Southern common stock shares held in the Plan is $41,496,850 and $40,805,769, respectively.

(9)	Plan Termination
Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

(10)	Prohibited Transaction
During the years ended December 31, 2012 and 2011, the Company failed to remit to the Trustee certain employee contributions totaling $2,606 and $2,996, respectively, within a timely manner. Delays in remitting contributions to the Plan's trustee were due to administrative errors, and the Company made contributions to the affected participants' account to compensate in aggregate the approximate lost income due to the delays.

(11)	Plan Merger
Effective December 30, 2011, the Gateway Western Railway Union 401(k) Plan and Kansas City Southern Employee Stock Ownership Plan were merged into the Plan and net assets of $3,218,915 and $36,009,271 respectively, were transferred into the Plan.

(12)	Subsequent Event
The Plan was amended to reflect changes to the collective bargaining agreement applicable to Railway Union Participants who are represented by The American Railway and Airway Supervisors Association - Division of Transportation Communications International Union ("ARASA Union Participants"). Effective January 1, 2013, ARASA Union Participants are eligible for matching contributions equal to 50% of their contributions, up to 6% of annual eligible compensation and participants are fully vested in matching contributions. In addition, any forfeited matching contributions with respect to excess deferrals, excess contributions or excess aggregate contributions may be used to reduce the Company's matching contributions.

Schedule 1
KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2012

Identity	Description	Fair Value
Common stock:
* Kansas City Southern common stock	497,047.941 shares, with a fair value of $83.48 per share	$41,496,850
Janus Capital Group common stock	309,203.236 shares, with a fair value of $8.52 per share	2,634,920

Mutual funds:
ABF Small Cap Value	83,658.300 shares, with a fair value of $21.30 per share	1,781,922
AF Europacific Growth	60,913.285 shares, with a fair value of $41.18 per share	2,508,409
AF Washington Mutual	108,976.362 shares, with a fair value of $31.21 per share	3,401,152
Buffalo Small Cap Stock	28,686.327 shares, with a fair value of $28.17 per share	808,094
CRM Mid Cap Value Fund/Investment	52,289.836 shares, with a fair value of $30.34 per share	1,586,474
* Fidelity Freedom 2010	140,700.333 shares, with a fair value of $14.12 per share	1,986,689
* Fidelity Freedom 2015	332,460.670 shares, with a fair value of $11.81 per share	3,926,360
* Fidelity Freedom 2020	367,293.282 shares, with a fair value of $14.31 per share	5,255,967
* Fidelity Freedom 2025	477,334.165 shares, with a fair value of $11.95 per share	5,704,143
* Fidelity Freedom 2030	238,364.590 shares, with a fair value of $14.23 per share	3,391,928
* Fidelity Freedom 2035	284,236.604 shares, with a fair value of $11.83 per share	3,362,519
* Fidelity Freedom 2040	262,352.163 shares, with a fair value of $8.26 per share	2,167,029
* Fidelity Freedom 2045	140,147.542 shares, with a fair value of $9.78 per share	1,370,643
* Fidelity Freedom 2050	37,379.811 shares, with a fair value of $9.64 per share	360,341
* Fidelity Freedom Income	109,464.782 shares, with a fair value of $11.71 per share	1,281,833
* Fidelity Contrafund	56,727.892 shares, with a fair value of $77.57 per share	4,400,383
Nuveen Real Estate I	68,781.300 shares, with a fair value of $21.26 per share	1,462,290
Oakmark Equity and Income	44,421.133 shares, with a fair value of $28.50 per share	1,266,002
PIMCO Total Return Administrative Shares	467,061.254 shares, with a fair value of $11.24 per share	5,249,768
Spartan 500 Index	23,516.513 shares, with a fair value of $50.49 per share	1,187,349
TRP Blue Chip Growth	54,531.695 shares, with a fair value of $45.63 per share	2,488,281
Vanguard International Value	35,907.466 shares, with a fair value of $31.18 per share	1,119,595
Vanguard Prime Money Market	12,221,342.050 shares, with a fair value of $1.00 per share	12,221,342
Total investments		$112,420,283

___________

*	Party-in-interest.
See accompanying report of independent registered public accounting firm.

Schedule 2
KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Schedule H, line 4(a) - Schedule of Delinquent Participant Contributions
December 31, 2012

Participant Contributions Transferred Late to Plan	Total that Constitute Prohibited Non Exempt Transactions
$5,602	$5,602

☐ Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2012	$2,606	$—	$—	$—
2011	—	—	—	2,996
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kansas City Southern 401(k) and Profit Sharing Plan

May 28, 2013	/s/ John E. Derry
John E. Derry
Senior Vice President Human Resources